Prospectus Supplement No. 1	Filed Pursuant to Rule 424(b)(3) and (c)
(to Prospectus dated May 8, 2009)	Registration No. 333-152166

1,000,000 Shares

EXELIXIS, INC.

Common Stock

This prospectus supplement supplements the prospectus dated May 8, 2009 (the “Prospectus”), which forms a part of our Registration Statement on Form S-3 (Registration No. 333-152166). This prospectus supplement is being filed to update and supplement the information in the Prospectus with information on ownership of shares of our common stock issuable to selling stockholders upon the exercise of warrants.

The Prospectus and this prospectus supplement relate to the offer and sale of up to 1,000,000 shares of our common stock by the selling security holders listed on page 21 of the Prospectus, including their transferees, pledgees or donees or their respective successors, which includes shares of our common stock issuable upon the exercise of warrants issued pursuant to a facility agreement dated as of June 4, 2008 between us and the lenders identified therein. We will not receive any proceeds from any resale of the shares of common stock being offered by the Prospectus and this prospectus supplement.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is traded on The Nasdaq Global Select Market under the trading symbol “EXEL.” On April 15, 2011, the last reported sale price of our common stock was $11.96 per share.

An investment in the shares offered hereby involves a high degree of risk. See ‘Risk Factors’ beginning on page 3 of the Prospectus and beginning on page 18 of our annual report on Form 10-K for the annual period ended December 31, 2010 before you decide whether to invest in shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The section of the Prospectus setting forth information concerning the selling securityholders is amended and restated as follows:

SELLING SECURITY HOLDERS

An aggregate of 1,000,000 shares of common stock are being registered in this offering for the account of the selling security holders. All of the shares of common stock being offered and sold under this prospectus are shares issuable upon the exercise of warrants issued pursuant to the Facility Agreement dated June 4, 2008, by and between us and the Deerfield Entities.

Upon execution of the Facility Agreement, we issued to the Deerfield Entities warrants to purchase an aggregate of 1,000,000 shares of our common stock at an exercise price of $7.40 per share. The warrants are exercisable for a term of six years from the date of issuance and contain certain limitations that prevent the holder of the warrants from acquiring shares upon exercise of a warrant that would result in the number of shares beneficially owned by it to exceed 9.98% of the total number of shares of our common stock then issued and outstanding. The number of shares for which the warrants are exercisable and the associated exercise prices are subject to certain adjustments as set forth in the warrants. In addition, upon certain changes in control of our company, to the extent the warrants are not assumed by the acquiring entity, or upon certain defaults under the warrants, the holder has the right to net exercise the warrants for shares of our common stock, or, in certain circumstances, be paid an amount in cash, equal to the Black-Scholes value of the shares of our common stock issuable under warrants that are outstanding.

We also entered into a registration rights agreement with the Deerfield Entities dated June 4, 2008, or the Registration Rights Agreement. Pursuant to the terms of the Registration Rights Agreement, we agreed to file a registration statement, of which this prospectus is a part, with the SEC on or prior to 45 days from the effective date of the Registration Rights Agreement. Such registration statement is intended to cover the resale of shares of our common stock subject to issuance upon the exercise of the warrants.

The foregoing summaries of the Facility Agreement, the warrants and the Registration Rights Agreement are not complete and are qualified in their entirety by reference to these agreements. A copy of the Facility Agreement was previously filed as an exhibit to the registration statement of which this prospectus is a part, and copies of the warrants and the Registration Rights Agreement were previously filed as exhibits to our Current Report on Form 8-K filed with the SEC on June 9, 2008, each of which are incorporated herein by reference.

On April 7, 2011, certain of the Deerfield Entities transferred a portion of the warrants referenced above to Hudson Bay Master Fund Ltd. as set forth below.

The shares offered by this prospectus may be offered from time to time, in whole or in part, by the selling security holders or their transferees, pledgees or donees or their respective successors. The following table sets forth the name of each selling security holder, the number of shares of common stock the selling security holder will beneficially own prior to this offering, the maximum number of shares which may be offered for resale pursuant to this prospectus and the number of shares and percentage that would be owned by the selling security holder after the completion of this offering. The selling security holders may sell some, all or none of their shares. We do not know how long the selling security holders will hold the shares before selling them. For purposes of the table below, we have assumed that the selling security holders exercised the warrants in full pursuant to a cash exercise (without giving effect to any limitations on exercise) and the selling security holders sold all of such shares. This table is prepared based on information supplied to us by the selling security holders and reflects holdings as of April 15, 2011.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act.

Selling Security Holder	Number of Shares of Common Stock Owned Before the Offering	Shares Available for Sale Under This Prospectus (1)	Number of Shares of Common Stock to Be Owned After Completion of the Offering (2)	Percent of Common Stock to be Owned After Completion of the Offering (3)
Deerfield Private Design Fund, L.P. (4)	306,400	306,400	0	0
Deerfield Private Design International, L.P. (4)	493,600	493,600	0	0
Hudson Bay Master Fund Ltd. (5)	200,000	200,000	0	*

*	Represents less than 1%.
(1)	Represents shares of common stock issuable upon exercise of warrants issued pursuant to the Facility Agreement.
(2)	Assumes sale of all shares available for sale under this prospectus and no further acquisitions of shares by the selling security holders.
(3)	Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but not deemed outstanding for the purpose of calculating the percentage owned by each other person listed. As of April 15, 2011, we had 127,720,000 shares of common stock outstanding.
(4)	James E. Flynn has the power to vote or dispose of the shares held by the selling security holders through Deerfield Capital, L.P.
(5)	Hudson Bay Capital Management LP, the investment manager of Hudson Bay Master Fund Ltd., has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Sander Gerber disclaims beneficial ownership over these securities.

The date of this prospectus supplement is April 20, 2011